Exhibit 12.1
Brookdale Senior Living Inc.
Ratio of Earnings to Fixed Charges and Preferred Dividends
(in thousands)

	Three Months
	Ended
	March 31,	Years Ended December 31
	2009	2008	2007	2006	2005	2004
Earnings:

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(23,343)	(459,111)	(260,246)	(142,202)	(66,692)	(9,125)

Plus:
Fixed charges	57,067	248,333	242,052	178,938	110,494	100,284
Distributions from equity investees	536	7,668	3,559	1,576	—	3,772

Less:
Capitalized Interest	(146)	(1,504)	(545)	—	—	—

Total earnings	34,114	(204,614)	(15,180)	38,312	43,802	94,931

Fixed charges:

Interest expense and amortization of debt discount/premium on all indebtedness (excluding losses recognized on early extinguishments of debt)	34,363	157,096	151,055	102,755	47,324	66,985
Capitalized interest expense	146	1,504	545	—	—	—
Amount of pre-tax earnings required to cover any preferred stock dividend requirements (N/A)	—	—	—	—	—	—
Interest factor portion of rental expense	22,558	89,733	90,452	76,183	63,170	33,299

Total fixed charges	57,067	248,333	242,052	178,938	110,494	100,284

Ratio of earnings to fixed charges	0.6	-0.8	-0.1	0.2	0.4	0.9

Coverage deficiencies	22,953	452,947	257,232	140,626	66,692	5,353
For purposes of this computation, earnings are defined as income (loss) before income taxes and adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, amortization of capitalized interest and distributed income of equity investees, less capitalized interest. Fixed charges are defined as the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rent expense.